UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒         SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐       SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

HAPPYNEST REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-4479116
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1997 Annapolis Exchange Parkway, Suite 300
Annapolis, Maryland 21401
(Full mailing address of principal executive offices)

(800) 507-7345
(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The terms “HappyNest”, the “Company”, “we”, “us” or “our” in this Semiannual Report on Form 1-SA refer to HappyNest REIT, Inc. unless the context indicates otherwise.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited consolidated financial statements and related notes thereto included elsewhere in this Semiannual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward-Looking Information contained in our latest offering circular (our “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Unless otherwise indicated, latest results discussed below are as of June 30, 2023. The financial statements included in this filing as of June 30, 2022 and for the six months ended June 30, 2023 and 2022 are unaudited and have not been reviewed and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Summary of Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully review the “Risk Factors” section in our Offering Circular, accessed here, which contains a detailed discussion of the material risks that you should consider before you invest in our common stock.

Business Overview

HappyNest REIT, Inc. is a Maryland corporation that was formed on February 14, 2018, to acquire and manage a diversified portfolio of single-tenant net leased income producing properties, real estate debt, and other real estate related investments. We plan to diversify our portfolio by credit, geography, investment size, and risk to achieve a portfolio of real estate assets that preserve investment capital, provide a steady stream of current income, and achieve conservative capital appreciation over time.

Although we are not limited as to the form our investments may take, our investments in real estate will generally constitute acquiring fee title or interests in entities that own and operate real estate. We will make acquisitions of our real estate investments directly through HappyNest Operating Partners, LP, our operating partnership (the “Operating Partnership”), or indirectly through limited liability companies or limited partnerships, including through other real estate investment trusts, or REITs, or through investments in joint ventures, partnerships, tenants-in-common, co-tenancies or other co-ownership arrangements with other owners of properties, affiliates of our advisor or other persons.

The number and type of real estate assets we may acquire will depend upon the number of shares sold and the resulting amount of the net proceeds available for investment. If we are unable to raise substantial funds, we will make fewer investments resulting in less diversification in terms of the number of investments owned and the geographic regions in which our investments are located. Consequently, the likelihood of our profitability being affected by the performance of any one of our investments will increase. In addition, if we are unable to raise substantial funds, our fixed operating expenses, as a percentage of gross income, will be higher, which may have a material adverse effect on our ability to pay distributions.

HappyNest Advisors, LLC, our advisor (our “Advisor”), is responsible for sourcing, acquiring, and managing the day-to-day operations of our real estate investments. Our Advisor has the authority to make all of our investment decisions, subject to the direction and oversight of our board, which consists mainly of independent directors.

Commencing with the taxable year ending December 31, 2023, the Company plans to operate in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986.

As a REIT for U.S. federal income tax purposes, we will not be subject to most U.S. federal income tax to the extent we distribute qualifying dividends to our stockholders in accordance with Section 856(c) of the Code. In the event we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for four years following the year in which our qualification is denied. Failing to qualify as a REIT could materially and adversely affect our net income and cash available for distribution. We believe we are organized in such a manner and will operate in such a way as to enable us to qualify for treatment as a REIT for U.S. federal income tax purposes for the taxable year ending December 31, 2023 and subsequent tax years.

Because we conduct substantially all our operations through the Operating Partnership, we will be considered an Umbrella Partnership Real Estate Investment Trust, or UPREIT. Using an UPREIT structure may give us an advantage in acquiring properties from persons who might not otherwise sell their properties because of unfavorable tax results. Generally, a sale of property directly to a REIT, or a contribution in exchange for REIT shares, is a taxable transaction to the selling property owner. However, in an UPREIT structure, a seller of a property who desires to defer taxable gain on the sale of property may transfer the property to the Operating Partnership in exchange for partnership interests in the Operating Partnership potentially deferring a gain for tax purposes.

We present our financial statements and Operating Partnership income, expenses and depreciation on a consolidated basis with our Operating Partnership. All items of income, gain, deduction (including depreciation), loss and credit flow through the Operating Partnership to us as all subsidiary entities are disregarded for federal tax purposes. These tax items do not generally flow through us to our stockholders. Rather, our operating results and net capital gain effectively flow through us to our stockholders as and when we pay distributions.

We will continue to monitor the various qualification tests that we must meet to maintain our status as a REIT. Ownership of our shares will be monitored to ensure that no more 50% in value of our outstanding shares is owned, directly or indirectly, by five or fewer individuals at any time. We will continue to determine periodically that the gross income, asset and distribution tests as described in the section of our Offering Circular entitled “Federal Income Tax Considerations—Taxation of HappyNest REIT, Inc.— Income Tests, —Assets Tests” and — “Annual Distribution Requirements” are satisfied.

We are not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting real estate generally, that may be reasonably anticipated to have a material impact on either our capital resources or the revenues or income to be derived from acquiring commercial real estate properties and other real estate related investments, other than those referred to elsewhere in this Semiannual Report or our Offering Circular.

Results of Operations

We have offered and may continue to offer in the future, up to $50.0 million in our common shares in any rolling twelve-month period under Regulation A (the “Offering”). The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. This amendment became effective March 15, 2021, and the Company may utilize this increased offering amount in the future. The Offering has been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering.

As of June 30, 2023, the aggregate amounts raised by the Company was $2,888,712.

Revenue

The Company records revenue from its equity method investments for the Company’s share of the undistributed earnings or losses from the underlying entity. The Company recorded approximately $49,000 and $27,000 in undistributed earnings for the six months ended June 30, 2023 and 2022, respectively.

Expenses

Asset Management and other fees – related party

For the six-months ended June 30, 2023 and 2022, the Company incurred asset management fees in the amount of approximately $4,000 and $1,600, respectively, which is recorded within operating expenses on the Company’s consolidated statements of operations. As of June 30, 2023, and 2022, these amounts are included within due to affiliates on the Company’s consolidated balance sheets.

Acquisition Fee

For the six-months ended June 30, 2023, the Company incurred no acquisition fees. As of June 30, 2023, the full $40,500 of previously incurred acquisition fees is included within due to affiliates on the Company’s consolidated balance sheets as reimbursement has been deferred by the Advisor.

Disposition Fee

For the six months ended June 30, 2023 and 2022, the Company incurred no disposition fee. The Company incurred a disposition fee in the amount of approximately $24,000 for the year ended December 31, 2022 related to the disposition of the CVS Property, which is recorded within operating expenses on the Company’s consolidated statements of operations.

Property Management Fee

For the six months ended June 30, 2023 and 2022, the Company incurred no property management fee.

Advisory Agreement Fee

For the six months ended June 30, 2023 and 2022, the Company incurred no advisory fees.

Sponsor and Subscriber Administration Fee

No such fees have been paid or accrued as of June 30, 2023 or December 31, 2022, and the Sponsor has not collected or contributed to the Sponsor fee as of June 30, 2023.

Stock Compensation Expense

During the years ended December 31, 2020 and 2019, the Company granted 10,000 and 20,000 restricted shares of common stock under the Equity Compensation Plan (the “Plan”) to certain executive Board Members. The fair value of the restricted shares granted were based on the fair value of the Company’s stock as determined by management. This resulted in the recognition of stock-based compensation expense of $37,500 being recognized for the six months ended June 30, 2023 and 2022, respectively, and is included in operating expenses in the accompanying consolidated statements of operations. No shares were granted during the six months ended June 30, 2023 under the Plan.

Investments

On April 24, 2020, the Company, through a wholly owned subsidiary of the Operating Partnership, CPI Fremont Three LLC (“CPI Fremont Three”), purchased an indirect 2.67% tenancy in common interest in real property located in Fremont, Indiana (the “Fremont Property”), pursuant to a tenancy in common agreement (the “Fremont TIC Agreement”), for an aggregate investment amount of $250,000. The Fremont Property consists of approximately 42.87 acres of land. A FedEx Freight truck terminal and distribution facility is located on the Fremont Property, with a footprint of approximately 118,526 square feet. The Fremont Property was purchased subject to a lease by FedEx Freight East, Inc. (the “Fremont Lease”).

On June 22, 2020, the Company, through a wholly owned subsidiary of the Operating Partnership, CPI East Hampton III, LLC (“CPI East Hampton III”), purchased a 13.548% tenancy in common interest in real property located in Easthampton, Massachusetts (the “Easthampton Property”), pursuant to a tenancy in common agreement (the “Easthampton TIC Agreement”), for an aggregate investment amount of $252,589 The Easthampton Property consists of an 8,775 square foot commercial building, located on 1.54 acres of land. The Easthampton Property was purchased subject to a lease with CVS, Inc. for usage of the property as a CVS Pharmacy (the “Easthampton Lease”).

On December 4, 2021, HNR Donna LLC, a wholly owned subsidiary of HappyNest Operating Partnership L.P., our operating partnership, purchased 3.00 Units of The Kelsey Howard Lane Partners LLC (“Kelsey LLC”), pursuant to a subscription agreement (the “Subscription Agreement”), for an aggregate investment amount of $150,000. Kelsey LLC plans to indirectly acquire and develop real property located in Austin, Texas (the “Property”), through ownership of a limited partnership interest in The Kelsey Howard Lane Apartment Homes LP. Developments to the Property are expected to include a 383-unit multifamily community, located on approximately 23.63 acres of land.

On July 6, 2022, HNR Rainbow I LLC, a wholly owned subsidiary of HappyNest Operating Partnership L.P., our operating partnership, purchased 6.00 Units of Interest in Rainbow Realty Group II LLC (“Rainbow Realty”), pursuant to a subscription agreement (the “Rainbow Subscription Agreement”), for an aggregate investment amount of $300,000. Rainbow Realty plans to own and lease commercial and industrial real estate properties and to make loans secured by real property to select borrowers that operate in the cannabis industry or rent to such cannabis operators. Rainbow Realty’s target assets are retail dispensaries and industrial cultivation facilities (and loans secured by such facilities that are) leased to or owned by tenants and/or borrowers in the medical and/or adult use cannabis industry. Any such loans will be secured by a first position mortgage interest secured by such property.

On July 12, 2022, HNR West Tech LLC, a wholly owned subsidiary of HappyNest Operating Partnership L.P., our operating partnership, purchased a limited partnership interest equal to approximately 1.39% in West Tech Industrial Property Investors LP (“West Tech Industrial LLC”), pursuant to a subscription agreement (the “West Tech Subscription Agreement”), for an aggregate investment amount of $200,000. West Tech Industrial LLC plans to indirectly acquire and operate the 5-building flex/light industrial/office tech space known as Minneapolis West Tech Industrial Portfolio located in Minneapolis.

On July 18, 2022, HNR Salem One LLC, a wholly owned subsidiary of HappyNest Operating Partnership L.P., our operating partnership, purchased a limited partnership interest of Founder Class shares in Trevian Capital Debt Fund, LP (“Trevian Capital Debt”), pursuant to a subscription agreement (the “Trevian Subscription Agreement”), for an aggregate investment amount of $250,000. Trevian Capital Debt’s primary investment purpose and objective will be to seek to provide principal protection while endeavoring to achieve non-correlated attractive returns. Trevian Capital Debt’s primary strategy entails originating senior-secured (first lien) mortgages secured by commercial and multifamily real estate nationwide.

On August 12, 2022, HNR Fleetwood LLC, a wholly owned subsidiary of HappyNest Operating Partnership L.P., our operating partnership, purchased a limited liability membership interest in Fleetwood 3MC, LLC (“Fleetwood 3MC”), pursuant to a subscription agreement (the “Fleetwood Subscription Agreement”), for an aggregate investment amount of $200,000. Fleetwood 3MC purchased a 100% ownership interest in the property commonly known as 232 E. 11th Street, Chattanooga, TN 37402 (collectively, the “Property), a 161-unit multi-family apartment building.

On October 6, 2022, the Company purchased a 2.50% pro rata share investment in Bonner Carrington Credit Partners I, LLC, pursuant to a subscription agreement for an aggregate investment amount of $400,000.

On December 30, 2022, the Easthampton Property was sold for a sales price of approximately $6,000,000. Proceeds from the sale totaled approximately $2,260,000, net of repayment of approximately $3,540,000 of outstanding senior loans and closing costs of approximately $200,000. Our distribution received from the sale totaled approximately $306,000.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from the Offering, cash flow from operations and borrowings under loans and credit facilities.

As of June 30, 2023, the aggregate amounts raised by the Company was $2,888,712. For the foreseeable future we will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. Our principal demands for funds will be to purchase real estate properties and make other real estate investments, for the payment of operating expenses and distributions, and for the payment of principal and interest on any indebtedness we incur. Although we depend upon the net proceeds from the sale of our shares of common stock to conduct substantially all of our operations, we may fund our capital requirements from a variety of other sources.

As of June 30, 2023, our indebtedness primarily consisted of expenses reimbursable to our affiliates for the costs incurred by us in connection with our organization and our Offering, fees payable to our affiliates that we incurred in connection with the acquisitions of our investment properties, as well as stock based compensation expenses.

Once we have acquired a substantial portion of our real estate portfolio with the proceeds from our Offering, we expect that our debt ratio will not exceed 50% (before deducting depreciation or other non-cash reserves). Although our borrowing policy is not to exceed 50% of the portfolio’s net assets (equivalent to 50% of the cost of our assets), we have imposed no limitation on the amount we may borrow for the purchase of individual assets. For example, HappyNest may take on a property level loan at 65% loan-to-cost (LTC) so long as our total portfolio’s debt ratio, including all debt financings and other liabilities, does not exceed our limitations. Any debt financing for investments that will render our debt ratio in excess of 50% must be approved by a majority of our independent directors, or our Conflicts Committee, and disclosed to our stockholders in any subsequent public reports.

To qualify as a REIT for income tax purposes we are required to pay minimum annual distributions to our stockholders of at least 90% of HappyNest’s taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). We intend for our investments to provide sufficient available cash flow from operations to pay distributions. Our Advisor may deem, from time to time, our then-current financial condition capable of supporting distributions in excess of the minimum distribution amount.

In the event we are required to pay dividends prior to having invested a substantial portion of the net proceeds from our Offering, our Sponsor or Advisor may choose, at their sole discretion, to defer reimbursements and fees due to them in order to increase the capital available for distributions to stockholders. The amount and frequency of fee reimbursements to our Sponsor and Advisor may adversely impact our ability to make future distributions and requires approval of the majority of our independent directors or our Conflicts Committee prior to payment. Our Sponsor has deferred its right to payment in reimbursement for the costs incurred by it or its affiliates in connection with our organization and our Offering.

Cash Flow

The following presents our cash flows for the six-months ended June 30, 2023 and 2022:

	For the six- month period ended June 30, 2023	For the six- month period ended June 30, 2022
Operating activities:	$28,724	9,249
Investing activities:	(77,764)	250,000
Financing activities:	109,006	540,007

Cash and cash equivalents, beginning of period	531,625	87,220
Cash and cash equivalents, end of period	$591,591	886,476

Net cash provided by operating activities was $28,724 for the six-month period ended June 30, 2023, compared to $9,249 for the six-month period ended June 30, 2022. This increase was primarily due to distributions received from equity investments in real estate.

For the six-month period ending June 30, 2023, our investing activities resulted in a net cash outflow of $77,764. In contrast, the same period in 2022 saw a net cash inflow of $250,000, primarily attributed to proceeds from a loan receivable.

Net cash used in financing activities was $109,006 for the six-month period ended June 30, 2023, compared to $540,007 net cash provided by financing activities for the six-month period ended June 30, 2022. The decrease was primarily due to proceeds from the issuance of common stock.

Summary of Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our financial statements which have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts in our financial statements.

We believe the application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are periodically reevaluated, and adjustments are made when facts and circumstances dictate a change. We base our estimates on industry experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, or if management made different judgments or utilized different estimates.

Our accounting policies are further described in our financial statements and the accompanying notes included in this Semiannual Report. See Footnote 3 to our financial statements.

Recent Developments

On July 21, 2023, HNR Salem One LLC, a wholly owned subsidiary of HappyNest Operating Partnership L.P., our operating partnership, added an additional $500,000 to its initial investment in Trevian Capital Debt Fund, LP (“Trevian Capital Debt”). This addition brings the aggregate investment amount to $750,000. This investment was made pursuant to an addendum to the original Trevian Subscription Agreement dated July 18, 2023.

On July 25, 2023, HNR Cobb LLC, a wholly owned subsidiary of HappyNest Operating Partnership L.P., our operating partnership, purchased a limited partnership interest in Cobb CC Industrial Property Investors LP (“Cobb CC Industrial LP”), pursuant to a subscription agreement (the “Cobb Subscription Agreement”), for an aggregate investment amount of $50,000.

Item 2. Other Information

None.

Item 3. Financial Statements

HAPPYNEST REIT, INC.

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2023

HAPPYNEST REIT, INC.

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2023 (UNAUDITED) AND DECEMBER 31, 2022

	As of
	June 30,	As of
	2023	December 31,
	(Unaudited)	2022
Assets:
Cash and cash equivalents	$591,591	$531,625
Related party receivable	375,701	155,873
Equity investments in real estate	429,332	434,811
Investment in limited partnerships	1,350,000	1,350,000
Investment receivable	4,780	27,883

Total assets	$2,751,404	$2,500,192

Liabilities:
Due to affiliates	$182,716	$165,344
Due to limited partnership investment	53,315	95,954

Total liabilities	236,031	261,299

Stockholders’ equity:
Preferred stock, $0.001 par value; 50,000,000 shares authorized;
0 shares issued and outstanding	-	-
Common stock, $0.0001 par value; 200,000,000 shares authorized;
314,288 and 271,650 shares issued and outstanding, respectively	31	27
Additional paid-in capital	2,865,608	2,499,273
Accumulated deficit	(350,266)	(260,406)

Total stockholders’ equity	2,515,373	2,238,894

Total liabilities and stockholders’ equity	$2,751,404	$2,500,192

See notes to consolidated financial statements.

HAPPYNEST REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX-MONTHS ENDED JUNE 30, 2023 AND 2022 (UNAUDITED)

	2023	2022
Equity in earnings of equity method investment in real estate, net	$12,570	$27,129
Income from cost method investments in limited partnerships	36,770	-

Total revenues	49,340	27,129

Operating expenses	141,639	58,681

Loss from operations	(92,299)	(31,552)

Other income (expense), net	2,439	3,003

Loss before income tax	(89,860)	(28,549)

Income tax expense	-	-

Net loss	$(89,860)	$(28,549)

Earnings (loss) per common share:
Basic	$(0.31)	$(0.19)
Diluted	$(0.31)	$(0.19)

Weighted-average common shares outstanding:
Basic	271,341	149,548
Diluted	271,341	149,548

See notes to consolidated financial statements.

HAPPYNEST REIT, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX-MONTHS ENDED JUNE 30, 2023 AND 2022 (UNAUDITED)

					Additional		Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance, January 1, 2022	-	$-	145,599	$14	$1,254,920	$(151,563)	$1,103,371

Issuance of common stock - cash	-	-	62,449	6	624,485	-	624,491

Repurchase of shares	-	-	-	-	-	-	-

Stock-based compensation	-	-	-	-	37,500	-	37,500

Distributions paid	-	-	-	-	(23,453)	-	(23,453)

Net (loss)	-	-	-	-	-	(28,549)	(28,549)

Balance, June 30, 2022	-	$-	208,048	$20	$1,893,452	$(180,112)	$1,713,360

Balance, January 1, 2023	-	$-	271,650	$27	$2,499,273	$(260,406)	$2,238,894

Issuance of common stock - cash	-	-	60,581	6	605,811	-	$605,817

Repurchase of shares	-	-	(17,943)	(2)	(179,430)	-	$(179,432)

Stock-based compensation	-	-	-	-	37,500	-	$37,500

Distributions paid	-	-	-	-	(97,546)	-	$(97,546)

Net (loss)	-	-	-	-	-	(89,860)	$(89,860)

Balance, June 30, 2023	-	$-	314,288	$31	$2,865,608	$(350,266)	$2,515,373

See notes to consolidated financial statements.

HAPPYNEST REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTHS ENDED JUNE 30, 2023 AND 2022 (UNAUDITED)

	2023	2022
Cash flows from operating activities:
Net loss	$(89,860)	$(28,549)
Stock based compensation	37,500	37,500
Equity in earnings of equity method investment in real estate, net	(12,570)	(27,129)
Earnings from cost method investments in limited partnerships, net	(36,770)	-
Distributions received from equity investments in real estate	18,049	7,060
Distributions received from investments in limited partnerships	59,873	-
Loss on equity method investment in real estate	-	-
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Changes in assets and liabilities:
Due to affiliates	17,377	20,367
Accounts payable	35,125	-

Net cash provided by (used in) operating activities	28,724	9,249

Net cash used in investing activities:
Distributions received from sale of equity method investment	-	-
Investment in limited partnership, net	(77,764)	-
Proceeds from loan receivable	-	250,000

Net cash used in investing activities	(77,764)	250,000

Net cash provided by financing activities:
Proceeds from issuance of common stock	110,832	540,812
Distribution payments	(1,826)	(805)

Net cash provided by financing activities	109,006	540,007

Net change in cash and cash equivalents	59,966	799,256

Cash and cash equivalents, beginning of period	531,625	87,220

Cash and cash equivalents, end of period	$591,591	$886,476

Supplemental disclosure of non-cash financing activity:
Change in related party receivable	$219,828	$61,032
Reinvested dividends	$95,724	$-
Issuance of bonus shares	$985	$22,647
Stock repurchased through related party accounts	$179,430	$-

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2023

1.	Business and Organization

Nature of Operations

HappyNest REIT, Inc. (“HappyNest”), was incorporated in the State of Maryland on February 14, 2018. HappyNest intends to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. HappyNest is headquartered in Charlotte, North Carolina and was formed for the purpose of providing the opportunity to invest in a low-cost, professionally managed portfolio of commercial real estate assets to investors who have, until recently, had limited access to these types of investments.

HappyNest is externally managed by its advisor HappyNest Advisors, LLC (“Advisor”), which is an affiliate of its Sponsor, HappyNest Holdings, LLC, (the “Sponsor”), formerly known as Vitellus, LLC.

The Company’s Offering (the “Offering”) is being sold on a “best efforts” basis and consists of a minimum of $300,000 of its shares of its common stock, at an initial offering price of $10.00 per share. A maximum of $50 million in HappyNest’s common shares may be sold to the public in this Offering at an initial offering price of $10.00 per share in accordance with Regulation A of the Securities Act of 1933, as amended (the “Securities Act”). HappyNest has the authority to issue up to 200 million common shares.

The Company met its minimum offering of $300,000 (not including $200,000 from its Sponsor) on April 24, 2020 and commenced operations. As of June 30, 2023, the aggregate amounts raised by the Company was $2,888,712.

An affiliated entity through common ownership was formed during 2020 and named HappyNest Operating Partnership, L.P. (“Operating Partnership”). HappyNest contributed $200 in capital contributions for 100% ownership interest in the Operating Partnership, and HappyNest is the sole General Partner of the Operating Partnership.

During July and August 2022, additional affiliated entities through common ownership were formed and named HNR Rainbow I, LLC (“HNR Rainbow”), HNR West Tech LLC (“HNR West Tech”), and HNR Fleetwood LLC (“HNR Fleetwood”), which are all wholly owned subsidiaries of the Operating Partnership.

The Company is not registered as an investment company under the Investment Company Act of 1940, as amended.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of HappyNest and its wholly owned subsidiary HappyNest Operating Partnership, L.P. (collectively referred to as the “Company”). All significant intercompany balances and transactions have been eliminated.

See notes to consolidated financial statements.

1.	Business and Organization (Continued)

Risks and Uncertainties

As a result of the global outbreak of the coronavirus (“COVID-19”), economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s performance and financial results. The Company is unable to quantify the impact COVID-19 may have on its financial results at this time.

2.	Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, certain information and footnote disclosure required for complete consolidated financial statements are not included herein. The consolidated balance sheet as of December 31, 2022 has been derived from the Company’s audited financial statements as of that date, but does not include all of the information and footnotes required by GAAP for complete financial statements. The accompanying consolidated financial statements should be read in conjunction with the Company’s audited financial statements and notes thereto as of December 31, 2022..

The interim financial data as of June 30, 2023 is unaudited and is not necessarily indicative of the results to be expected for the year ending December 31, 2023 or for any other interim period or for any other future periods. In the opinion of the Company’s management, the accompanying unaudited condensed and consolidated financial statements, includes only normal and recurring adjustments necessary for a fair statement of the Company’s financial position as of June 30, 2023, and its result of operations and cash flows for the six-months ended June 30, 2023 and 2022.

3.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all money market accounts and other highly liquid financial instruments purchased with original maturities of three months or less to be cash and cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash with high quality banking institutions which are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to certain limits. From time to time, the Company may maintain cash balances at certain institutions in excess of FDIC limits.

Equity investments in real estate

Equity method investments in real estate are presented in the consolidated financial statements using the equity method of accounting since the Company does not control the joint venture. Under the equity method, the investment is initially recorded at the original investment amount, plus additional amounts invested, and are subsequently adjusted for the Company’s share of the undistributed earnings or losses and distributions from the underlying entity. The Company records realized gains and losses on the sale of these investments in other income (expense), net on the statements of operations.

Investments in Limited Partnerships

Investments in limited partnership arrangements are accounted for using the cost method based on the Company’s ownership interest. Under the cost method, the Company increases its investment for contributions and decreases its investment for distributions of capital. Distributions of profit are recorded in equity in income on the Company’s consolidated statements of operations. An impairment is recorded to reduce the carrying value of other investments to their estimated fair value whenever management believes the carrying value has been permanently impaired. Any impairment loss is included in the provision for decline in carrying value of investments in the consolidated statement of operations.

See notes to consolidated financial statements.

3.	Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. In addition, management’s assessment of the Company’s ability to continue as a going concern involves the estimation of the amount and timing of future cash inflows and outflows. On an ongoing basis, the Company evaluates its estimates, judgements, and methodologies. The Company bases its estimates on industry experience and on various other assumptions believed to be reasonable. Due to the inherent uncertainty involved in making estimates, actual results could differ materially from those estimates.

Income Taxes

The Company intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Stock-based Compensation

The measurement and recognition of compensation expense for all stock-based payment awards are based on estimated fair values. Awards granted are valued at fair value and any compensation expense is recognized on a straight-line basis over the requisite service periods of each award.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of stock options, if any.

Organizational, Offering and Related Costs

The Company’s Sponsor, Advisor or their affiliates intend to initially pay all of the costs associated with the organization and the offering of the Company’s common shares. If any of these costs are paid by the Advisor or affiliates of the Advisor or Sponsor, the Sponsor will be responsible for reimbursing the Advisor or its affiliates. At the election of the Company’s Sponsor, the Company will start to reimburse their Sponsor, without interest, for these organization and offering costs incurred both before and after such date. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from the Company’s offering; provided, however, no reimbursement will be made which, as a result of the reimbursement, would cause the net asset value to be less than $10.00 per share. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until our Sponsor has been reimbursed in full.

See notes to consolidated financial statements.

3.	Summary of Significant Accounting Policies (Continued)

Organizational, Offering and Related Costs (Continued)

The Company records a liability for organizational costs and offering costs payable to the Sponsor when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. When recorded by the Company, organization costs are expensed as incurred, and offering costs are netted against the proceeds on a pro rata basis charged to members’ equity as such amounts are reimbursed to the Sponsor from the gross proceeds of the Offering. This reimbursement is subject to a limitation of 3% of the gross offering proceeds received by the Company.

Subject to the forgoing provision, the Company may make reimbursement payments in one or more installments.

The Company’s minimum offering amount of $300,000 was met and they began operations on April 24, 2020. The total organization and offering costs incurred from inception through June 30, 2023 and 2022 was approximately $1,762,000 and $1,403,000, respectively, of which approximately $94,000 and $62,000 respectively, is available for reimbursement by the Company to the Sponsor as a result of the limitation to 3% of the total gross proceeds received by the Company in their Offering. The Company recorded approximately $11,000 and $19,000 within operating expenses on the Company’s consolidated statements of operations for the six-month ended June 30, 2023 and 2022, respectively. As of June 30, 2023 and 2022, $94,000 and $62,000, respectively, are included within due to affiliates on the Company’s consolidated balance sheets as the Company’s Sponsor deferred its right to receive payment in reimbursement for the costs incurred by it or its affiliates in connection with the Company’s organization and the Offering.

Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

4.	Equity Investments in Real Estate

The Company is party to a tenancy in common agreement with undivided interests in three unconsolidated properties which are accounted under the equity method of accounting (i.e. at cost, increased or decreased by our share of earnings or losses, less distributions, plus contributions and other adjustments required by equity method accounting). The real estate properties are owned by undivided interest and are subject to joint control by the owners. Consequently, the Company is able to exert significant influence over the operations of the real properties and as such accounts for these investments under the equity method of accounting.

The following table sets forth the Company’s ownership interests in the investments in real estate and their respective carrying values. The carrying values of these investments are affected by the timing and nature of distributions:

					Carrying Value at
Unconsolidated Investments	State	% Owned	Initial Investment	Acquisition Date	June 30, 2023	December 31, 2022
FedEx Freight (1)	IN	2.67%	$250,000	4/24/2020	$279,333	$284,811
CVS Pharmacy (2)	MA	13.548%	252,589	6/22/2020	-	-
Kelsey Howard (3)	TX	4.28%	150,000	12/4/2021	150,000	150,000
			$652,589		$429,333	$434,811

					Carrying Value at
Unconsolidated Investments	State	% Owned	Initial Investment	Acquisition Date	June 30, 2023	December 31, 2022
FedEx Freight (1)	IN	2.67%	$250,000	4/24/2020	$279,333	$284,811
CVS Pharmacy (2)	MA	13.548%	252,589	6/22/2020	-	-
Kelsey Howard (3)	TX	4.28%	150,000	12/4/2021	150,000	150,000
			$652,589		$429,333	$434,811

See notes to consolidated financial statements.

4.	Equity Investments in Real Estate (Continued)

The following table sets forth the Company’s share of the equity in earnings of equity method investment in real estate:

	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022
FedEx Freight (1)	$12,570	$11,935
CVS Pharmacy (2)	-	15,194
Kelsey Howard (3)	-	-
Ending Balance	$12,570	$27,129

	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022
FedEx Freight (1)	$12,570	$11,935
CVS Pharmacy (2)	-	15,194
Kelsey Howard (3)	-	-
Ending Balance	$12,570	$27,129

No other-than-temporary impairment charges were recognized during the six months ended June 30, 2023 and 2022.

(1)	April 24, 2020, HNR Fremont purchased an indirect 2.67% tenancy-in-common non-controlling interest in real property in Fremont, IN (the FedEx Property), for an aggregate investment amount of $250,000, through its subsidiary, CPI Fremont Three. The total purchase price of the FedEx Property was $20,079,262 and is subject to a mortgage note. The Company’s Advisor has deferred their fee in the amount of $7,500 related to the acquisition of such property. This amount is recorded within operating expenses on the Company’s consolidated statements of operations for the year ended December 31, 2020. As of June 30, 2023 and 2022, this amount is included within due to affiliates on the Company’s consolidated balance sheets. The FedEx Property is subject to a mortgage note with a total principal balance of $11,950,000, which matures on June 1, 2025, and bears interest at a rate of the applicable LIBOR rate plus 1.50%. Under the terms of this mortgage note, the tenants-in common are required to maintain certain financial ratios at specified levels, as defined within the mortgage note. Neither HappyNest REIT, Inc. nor our subsidiary CPI Fremont Three, is a guarantor under the mortgage note. CPI Fremont Three is joint and severally liable for the full balance of the mortgage note along with the other tenants in common, however the mortgagee’s recourse for the enforcement and collection of the obligations under the mortgage note is limited to CPI Fremont Three and its assets and therefore limited to our investment of $250,000. Further, all members of the tenancy in common agreement have indemnified each other to their pro-rata share of the mortgage, therefore the amount outstanding under the mortgage note has not been recorded as a liability as CPI Fremont Three has not agreed to pay any amounts due and does not expect to pay any amounts as we expect that the rental revenues of the property will be utilized to pay the required debt service. As such, no liability has been recorded on the Company’s consolidated balance sheet as of June 30, 2023 and 2022. Revenues for the six-months ended June 30, 2023 were approximately $612,000, with related expenses of approximately $118,000, of which the Company has a 2.67% interest on the income of approximately $471,000. Figures for the six-months ended June 30, 2022 are estimated using the latest information available to management.

See notes to consolidated financial statements.

4.	Equity Investments in Real Estate (Continued)

(2)	On June 22, 2020, HNR Easthampton purchased an indirect 13.548% tenancy-in-common noncontrolling interest in real property in East Hampton, MA (the CVS Property), for an aggregate investment amount of $252,589, through its subsidiary, CPI East Hampton III. The total purchase price of the CVS Property was $5,340,000 and is subject to a mortgage note. The Company’s Advisor has deferred their fee in the amount of $7,500 related to the acquisition of such property. The CVS Property is subject to a mortgage note with a total principal balance of $3,740,000, which matures on June 20, 2030, and bears interest at a rate of the applicable LIBOR rate plus 1.80%. Under the terms of this mortgage note, the tenants-in common are required to maintain certain financial ratios at specified levels, as defined within the mortgage note. Neither HappyNest REIT, Inc. nor our subsidiary CPI Easthampton III, is a guarantor under the mortgage note. CPI Easthampton III is joint and severally liable for the full balance of the mortgage note along with the other tenants in common, however the mortgagee’s recourse for the enforcement and collection of the obligations under the mortgage note is limited to CPI Easthampton III and its assets and therefore limited to our investment of $252,589. Further, all members of the tenancy in common agreement have indemnified each other to their pro-rata share of the mortgage, therefore the amount outstanding under the mortgage note has not been recorded as a liability as CPI Easthampton III has not agreed to pay any amounts due and does not expect to pay any amounts as we expect that the rental revenues of the property will be utilized to pay the required debt service. On December 30, 2022, the CVS Property was sold for a sales price of approximately $6,000,000. Proceeds from the sale totaled approximately $2,260,000, net of repayment of approximately $3,540,000 of outstanding senior loans and closing costs of approximately $200,000. The Company’s final distribution received from the sale totaled approximately $306,000. The Company recorded a loss on this investment of approximately $22,000 which is recorded to other income (expense), net in the Company’s consolidated statements of operations for the year ended December 31, 2022

(3)	On December 4, 2021, HNR Donna purchased an indirect 4.28% tenancy-in-common noncontrolling interest in real property in Austin, TX (the Kelsey Howard Lane Apartment Homes Property), for an aggregate investment amount of $150,000. The total purchase price of the Kelsey Howard Lane Apartment Homes Property was $9,785,600 and the development partnership has arranged to borrow approximately $56,300,000 from a banking institution to partially finance the acquisition and development of the project. The Company’s Advisor has deferred their fee in the amount of $4,500 related to the acquisition of such property. This amount is recorded within operating expenses on the Company’s consolidated statements of operations for the six-months ended June 30, 2023, and 2022. As of June 30, 2023, and 2022, this amount is included within due to affiliates on the Company’s consolidated balance sheet. Neither HappyNest REIT, Inc. nor its subsidiary HNR Donna, is a guarantor under the investment agreement. HNR Donna is joint and severally liable for the full balance of the purchase price along with the other tenants in common, however the recourse for the enforcement and collection of the obligations under the loan is limited to HNR Donna and its assets and therefore limited to our investment of $150,000. Further, all members of the tenancy in common agreement have indemnified each other to their pro-rata share of the debt, therefore the amount outstanding under the loan has not been recorded as a liability as HNR Donna has not agreed to pay any amounts due and does not expect to pay any amounts as we expect that the rental revenues of the property will be utilized to pay the required debt service. As such, no liability has been recorded on the Company’s consolidated balance sheet as of June 30, 2023, and 2022. There was no revenue earned or expenses incurred for this property for the six-month period ended June 30, 2023.

See notes to consolidated financial statements.

5.	Investments in Limited Partnerships

On July 6, 2022, HNR Rainbow purchased a 0.66% pro rata share investment in Rainbow Realty Group, II, LLC, pursuant to a subscription agreement for an aggregate investment amount of $300,000. As of June 30, 2023, the Company only paid approximately $282,000 of the total investment amount owed, with the remaining $18,000 being recorded as a liability on the Company’s balance sheet. For the six-months ended June 30, 2023, the Company received cash distributions from this investment of approximately $13,000, with approximately $3,600 of distributions which relate to revenue earned during 2022. Total distributions of profits recorded in equity in income on the Company’s consolidated statements of operations are approximately $9,800 for the six-months ended June 30, 2023, $4,800 of distributions of profits still owed to the Company which is recorded as a receivable on the Company’s consolidated balance sheet as of June 30, 2023.

On July 12, 2022, HNR West Tech purchased a 1.39% pro rata share investment in West Tech Industrial Property Investors LP, pursuant to a subscription agreement for an aggregate investment amount of $200,000. For the six-months ended June 30, 2023, the Company received cash distributions from this investment of approximately $5,500, with approximately $2,800 of distributions which relate to revenue earned during 2022. Total distributions of profits recorded in equity in income on the Company’s consolidated statements of operations are approximately $2,800 for the six-months ended June 30, 2023.

On July 18, 2022, HNR Salem purchased a 0.5867% pro rata share investment in Founder Class Shares in Trevian Capital Debt Fund, LP, pursuant to a subscription agreement for an aggregate investment amount of $250,000. For the six-months ended June 30, 2023, the Company received cash distributions from this investment of approximately $14,000, with approximately $4,600 of distributions which relate to revenue earned during 2022. Total distributions of profits recorded in equity in income on the Company’s consolidated statements of operations are approximately $9,800 for the six-months ended June 30, 2023.

On August 12, 2022, HNR Fleetwood purchased a 3.48755% pro rata share investment in Fleetwood 3MC, LLC, pursuant to a subscription agreement for an aggregate investment amount of $200,000. For the six-months ended June 30, 2023, the Company received cash distributions from this investment of approximately $6,100, with approximately $3,700 of distributions which relate to revenue earned during 2022. Total distributions of profits recorded in equity in income on the Company’s consolidated statements of operations are approximately $2,400 for the six-months ended June 30, 2023.

On October 6, 2022, the Company purchased a 2.50% pro rata share investment in Bonner Carrington Credit Partners I, LLC, pursuant to a subscription agreement for an aggregate investment amount of $400,000. For the six-months ended June 30, 2023, the Company received cash distributions from this investment of approximately $25,000 with approximately $13,000 of distributions which relate to revenue earned during 2022. Total distributions of profits recorded in equity in income on the Company’s consolidated statements of operations are approximately $12,000 for the six-months ended June 30, 2023.

See notes to consolidated financial statements.

6.	Related Party Transactions

Compensation, Expense Reimbursement, and Advisor Participation Interest

The Sponsor, Advisor, and Affiliates will be entitled to reimbursement for organization and offering expenses incurred in conjunction with the Offering on, or after, the date the minimum offering amount is met. The Company will reimburse the Sponsor, Advisor, and affiliates for actual expenses incurred on behalf of the Company in connection with the selection, acquisition, or origination of an investment, to the extent not reimbursed by third parties of the transaction, whether or not the Company ultimately acquires or originates the investment. These reimbursements are subject to the reimbursement limits described in the Offering.

The Company will reimburse the Advisor for any out-of-pocket expenses paid to third parties in connection with the transaction, which also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Advisor and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. The Advisor is not entitled to reimbursement for overhead, including employee costs borne by the Advisor, utilities or technology costs. See Note 3 – Summary of Significant Accounting Policies – Organizational, Offering and Related Costs. For the six months ended June 30, 2023 and 2022, the Company incurred no such fees.

Sponsor and Subscriber Administration Fee

The Sponsor shall be entitled to charge each HappyNest user account an administrative fee of up to $1 per month. This administrative fee, if any, will be deducted from the bank account linked to the user’s HappyNest account on a monthly basis, and there will be no liability to the Company.

No such fees have been paid or accrued as of June 30, 2023 or December 31, 2022, and the Sponsor has not collected or contributed to the Sponsor fee as of June 30, 2023.

Asset Management Fee

The Company will pay its Advisor a monthly fee of 0.0417% of total investment value. For purposes of this fee, “total investment value” means, for any period, the aggregate book value of our assets before reserves for amortization and depreciation, impairments or other similar non-cash reserves. For the six-months ended June 30, 2023 and 2022, the Company incurred asset management fees in the amount of approximately $4,000 and $1,600, respectively, which is recorded within operating expenses on the Company’s consolidated statements of operations. As of June 30, 2023, and 2022, these amounts are included within due to affiliates on the Company’s consolidated balance sheets.

Acquisition Fees

For each acquisition, the Company will pay its Advisor 3.0% of the Contract Price (as defined in the “Articles of Incorporation”, as amended on February 14, 2019) of each property acquisition. The total of all acquisition fees and acquisition expenses shall be reasonable and shall not exceed 6.0% of the Contract Price (as defined in “Articles of Incorporation,” as amended on February 14, 2019) of each property acquisition. However, a majority of the directors (including a majority of the independent directors) not otherwise interested in the transaction may approve fees in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to the Company. This fee will be paid to our Advisor upon each real estate investment or any other investment by the Company. For the six-months ended June 30, 2023, the Company incurred no acquisition fees. As of June 30, 2023, the full $40,500 of previously incurred acquisition fees is included within due to affiliates on the Company’s consolidated balance sheets as reimbursement has been deferred by the Advisor.

See notes to consolidated financial statements.

6.	Related Party Transactions (Continued)

Disposition Fees

For substantial assistance in connection with the sale of properties or other investments, the Company will pay its Advisor 3.0% of the Contract Price (as defined in “Articles of Incorporation”, as amended on February 14, 2019) of each property (including all fees and expenses). The disposition fees paid by the Company may not exceed 6.0% of the Contract Price (as defined in “Articles of Incorporation”, as amended on February 14, 2019) of a property when aggregated with all other broker fees paid by or on behalf of the Company in connection with its disposition, excluding fees and expenses. This fee will be paid to the Company’s Advisor upon each disposition by the Company. For the six-months ended June 30, 2023 and 2022, the Company incurred no disposition fee. The Company incurred a disposition fee in the amount of approximately $24,000 for the year ended December 31, 2022 related to the disposition of the CVS Property, which is recorded within operating expenses on the Company’s consolidated statements of operations.

Property Management Fees

If the Company’s Advisor or its affiliates provides property management services for its real estate investments, the Company will pay fees up to 1.00% of effective gross revenues from the properties managed. The Company also will reimburse the Advisor or its affiliates for property-level expenses that it pays or incurs on its behalf. This does not include the Advisor’s overhead, employee costs borne by the Advisor, utilities or technology costs. The Advisor or its affiliates may subcontract the performance of its property management duties to third parties and pay all or a portion of its property management fee to the third parties with whom it contracts for these services. For the six months ended June 30, 2023 and, 2022, the Company incurred no property management fee.

Advisory Agreement

During February 2019, the Company entered into an Advisory Agreement with an advisor to manage, operate, direct, and supervise the operations of the Company. The Company shall pay the advisor fees as defined within the agreement, plus related expense reimbursements. This agreement is in effect for a period of one year and may be renewed for successive one-year terms upon mutual consent from both parties. This Advisory Agreement has been renewed by the Company with no changes made to the original agreement and has a new termination date of February 19, 2024. The Company will pay for all related fees under this agreement when incurred. For the six-months ended June 30, 2023 and 2022, no fees were incurred under this agreement.

Related Party Receivable

Cash that is received from sales of the Company’s common stock are initially housed in a bank account that is held by a related party through common ownership. Once the stock transaction is officially cleared, the cash gets transferred to a bank account that is held directly by the Company. As of June 30, 2023 and 2022, there was approximately $200,000 and $200,000, respectively, in the related party bank account and is included within related party receivable on the Company’s consolidated balance sheets.

7.	Stockholders’ Equity

Preferred Stock

As of June 30, 2023 and 2022, the Company has 50 million shares of $0.001 par value preferred stock authorized and available to issue for purposes of any future business transactions. All 50 million shares remained unissued as of June 30, 2023

See notes to consolidated financial statements.

7.	Stockholders’ Equity (Continued)

Preferred Stock (Continued)

stock without approval of the Company’s common stockholders. The Board may determine the relative rights, preferences and privileges of each class or series of preferred stock issued, which may be more beneficial than the rights, preferences and privileges attributable to the Company’s common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control. The Company’s Board has no present plans to issue preferred stock but may do so at any time in the future without stockholder approval. A majority of the Company’s independent directors who do not have an interest in the transaction must approve any issuance of preferred stock. The independent directors are authorized by the Company’s charter to consult with company counsel or independent counsel at the Company’s expense before deciding whether to approve the issuance of preferred stock.

Common Stock

The Company has 200 million shares of $0.0001 par value common stock authorized. As of December 31, 2022, 277,411 shares of common stock were issued and outstanding.

During the six-months ended June 30, 2022, the Company issued 60,581 shares of common stock at a price of $10.00 per share, resulting in gross proceeds of $605,810. Included in the 60,581 shares are 5,531 bonus shares which were issued to shareholders as a marketing promotion to attract new investors. The Company recorded marketing expenses related to the bonus shares during the six-months ended June 30, 2023 of approximately $11,000, which are recorded to operating expenses within the Company’s statements of operations. The Company also repurchased 17,943 shares of common stock during the six-months ended June 30, 2023 at a price of $10 per share, resulting in a value of $179,430. As a result, net shares of common stock issued during the six-months ended June 30, 2023 was 42,638 and resulted in net proceeds of $426,381. The Company has a related party receivable in relation to its stock issuances of $175,701 as of June 30, 2023.

The holders of shares of the Company’s common stock are entitled to one vote per share on all matters submitted to a stockholder vote, including the election of the Company’s directors. The Company’s charter does not provide for cumulative voting in the election of its directors. Therefore, the holders of a majority of the Company’s outstanding shares of common stock can elect the entire Company Board. Unless applicable law requires otherwise, and except as the Company’s charter may provide with respect to any series of preferred stock that the Company may issue in the future, the holders of the Company’s common stock will possess exclusive voting power.

Holders of shares of the Company’s common stock are entitled to receive such distributions as declared from time to time by the Company’s Board out of legally available funds, subject to any preferential rights of any preferred stock that the Company may issue in the future. In any liquidation, each outstanding share of common stock entitles its holder to share (based on the percentage of shares held) in the assets that remain after the Company pays its liabilities and any preferential distributions owed to preferred stockholders. Holders of shares of our common stock do not have preemptive rights, which means that such holders will not have an automatic option to purchase any new shares that the Company decides issue, nor do holders of the Company’s shares of common stock have any preference, conversion, exchange, sinking fund, or appraisal rights. The Company’s shares of common stock, when purchased and paid for and issued in accordance with the terms of the offering circular, will be legally issued, fully paid and non-assessable.

See notes to consolidated financial statements.

7.	Stockholders’ Equity (Continued)

Equity Incentive Plan

Effective December 2018, the Company approved the HappyNest REIT, Inc. 2018 Equity Compensation Plan (the “Plan”), and reserved 750,000 shares of the Company’s common stock, $0.0001 par value, for issuance under the Plan. The restricted stock shall be granted at an exercise price per share equal to at least the fair market value of the shares of common stock on the date of grant. Participants will generally have all rights of a stockholder of the Company from grant date until forfeiture, if any.

No shares were granted during the six-months ended June 30, 2023 under the Plan, with 30,000 shares granted previously. The restricted shares vest ratably over a four-year period commencing on their respective grant dates, with twenty-five percent of the number of shares vesting on each one-year anniversary of their respective grant date, provided that the grantee continues to provide their respective services to the Company through the applicable vesting date. During the six-months ended June 30, 2023, 3,750 restricted shares have vested.

The fair value of the restricted shares granted was based on the fair value of the Company’s stock as determined by management. This resulted in the recognition of stock-based compensation expense of $37,500 being recognized for the six-months ended June 30, 2023 and 2022, respectively, and is included in operating expenses in the accompanying consolidated statements of operations.

A summary of the Company’s restricted stock grant activity is as follows:

		Weighted-
	Number of	Average
	Restricted	Grant Date
	Stock	Fair Value
Unvested, December 31, 2022:	10,0000	$10.00
Granted	-	-
Vested	(3,750)	$10.00
Forfeited	-	-

Unvested, June 30, 2023	6,250	$10.00

As of June 30, 2023 and 2022, total unrecognized stock-based compensation expense of $45,833 and $120,833, respectively, is expected to be recognized over the remaining contractual term of 0.61 and 1.61 years, respectively.

Dividend Reinvestment Plan

Effective December 2018, the Company approved a Dividend Reinvestment Plan, offering up to 500,000 shares of the Company’s common stock, $0.0001 par value, for an initial offering price which will equal the most recently determined Net Asset Value (“NAV”) per share. The Company’s NAV per share will be the amount determined on a semi-annual basis in accordance with the Company’s valuation policy. As of June 30, 2023 and December 31, 2022, the NAV was determined by management to be $10 per share. During the six-months ended June 30, 2023 and 2022, the Company issued 8,818 and 2,345 shares of common stock, respectively, under the Dividend Reinvestment Plan (see Note 8).

See notes to consolidated financial statements.

8.

Distributions

During the six-months ended June 30, 2023, the Company declared two separate dividends valued at $0.20 and $0.15 per common share outstanding which resulted in distributions payable to its stockholders in the amount of approximately $98,000. These dividends consisted of 9,572 shares of the Company’s common stock issued under the Company’s Dividend Reinvestment Plan (see Note 7), with the rest being paid out in cash of approximately $1,800.

During the year ended December 31, 2022, the Company declared three separate dividends, all valued at $0.15 per common share outstanding, which resulted in distributions payable to its stockholders in the amount of approximately $91,000. These dividends consisted of 8,818 shares of the Company’s common stock issued under the Company’s Dividend Reinvestment Plan (see Note 7), with the rest being paid out in cash of approximately $2,900.

9.	Subsequent Events

In preparing the accompanying consolidated financial statements, the Company has evaluated subsequent events through September 28, 2023.

Operations

During August 2023, an affiliated entity through common ownership was formed and named HNR Cobb LLC (“HNR Cobb”), which is another wholly owned subsidiary of the Operating Partnership.

Common Stock

As of September 28, 2023, the Company issued an additional 16,932 shares of common stock at a price of $10.00 per share, resulting in gross proceeds of approximately $169,324.

Investment

On July 21, 2023, HNR Salem One LLC, a wholly owned subsidiary of HappyNest Operating Partnership L.P., our operating partnership, added an additional $500,000 to its initial investment in Trevian Capital Debt Fund, LP (“Trevian Capital Debt”). This addition brings the aggregate investment amount to $750,000. This investment was made pursuant to an addendum to the original Trevian Subscription Agreement dated July 18, 2023.

On July 25, 2023, HNR Cobb LLC, a wholly owned subsidiary of HappyNest Operating Partnership L.P., our operating partnership, purchased a limited partnership interest in Cobb CC Industrial Property Investors LP (“Cobb CC Industrial LP”), pursuant to a subscription agreement (the “Cobb Subscription Agreement”), for an aggregate investment amount of $50,000.

See notes to consolidated financial statements.

Item 4.

Index to Exhibits

Exhibit No.	Description

2.1**	Articles of Amendment and Restatement of HappyNest REIT, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant’s Offering Statement on Form 1-A (File No. 024-10928) filed on February 15, 2019).

2.2**	Amended and Restated Bylaws of HappyNest REIT, Inc. (incorporated by reference to Exhibit 2.2 to the Registrant’s Offering Statement on Form 1-A (File No. 024-10928) filed on February 15, 2019).

4.1**	Form of Subscription Agreement (incorporated by reference to Appendix A to the Offering Circular included in the Registrant’s Offering Statement on Form 1-A (File No. 024-10928) filed on July 12, 2019).

4.2**	Form of Share Repurchase Program (incorporated by reference to Exhibit 4.2 to the Registrant’s Draft Offering Statement on Form 1-A (File No. 367-00152) filed on May 23, 2018).

4.3**	Form of Dividend Reinvestment Plan (incorporated by reference to Appendix B to the Offering Circular included in the Registrant’s Offering Statement on Form 1-A (File No. 024-10928) filed on July 12, 2019).

6.1**	Form of Advisory Agreement between HappyNest REIT, Inc. and HappyNest Advisors, LLC (incorporated by reference to Exhibit 6.1 to the Registrant’s Draft Offering Statement on Form 1-A (File No. 367-00152) filed on December 4, 2018).

6.2**	Form of License Agreement between HappyNest REIT, Inc. and Vitellus, LLC (incorporated by reference to Exhibit 6.2 to the Registrant’s Offering Statement on Form 1-A (File No. 024-10928) filed on April 18, 2019).

6.3**	Form of Agreement of Limited Partnership of HappyNest Operating Partnership Agreement, L.P. (incorporated by reference to Exhibit 6.3 to the Registrant’s Offering Statement on Form 1-A (File No. 024-10928) filed on December 27, 2018).

6.4**	HappyNest REIT 2018 Equity Compensation Plan (incorporated by reference to Exhibit 6.4 to the Registrant’s Offering Statement on Form 1-A (File No. 024-10928) filed on December 27, 2018).

6.5**	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 6.5 to the Registrant’s Offering Statement on Form 1-A (File No. 024-10928) filed on December 27, 2018).

6.6**	Form of Indemnification Agreement (incorporated by reference to Exhibit 6.6 to the Registrant’s Offering Statement on Form 1-A (File No. 024-10928) filed on December 27, 2018).

6.7**	Tenancy In Common Agreement made as of April 24, 2020, by and among CPI Fremont Three LLC and other investors (incorporated by reference to Exhibit 6.1 to the Registrant’s Current Report on Form 1-U (File No. 24R-00235) filed on April 30, 2020).

6.8**	Mortgage Note made as of April 24, 2020, by and among CPI Fremont Three LLC and other investors in favor of People’s United Bank, National Association (incorporated by reference to Exhibit 6.2 to the Registrant’s Current Report on Form 1-U (File No. 24R-00235) filed on April 30, 2020).

6.9**	Tenancy In Common Agreement made as of June 22, 2020, by and among CPI East Hampton I, LLC, CPI East Hampton II, LLC and CPI East Hampton III, LLC (incorporated by reference to Exhibit 6.1 to the Registrant’s Current Report on Form 1-U (File No. 24R-00235) filed on June 29, 2020).

6.10**	Loan Agreement made as of June 22, 2020, by and between Centreville Bank and CPI East Hampton I, LLC, CPI East Hampton II, LLC, and CPI East Hampton III, LLC (incorporated by reference to Exhibit 6.2 to the Registrant’s Current Report on Form 1-U (File No. 24R-00235) filed on June 29, 2020).

6.11**	Subscription Agreement made as of December 4, 2021 by and between The Kelsey Howard Lane Partners LLP and HNR Donna One LLC (incorporated by reference to Exhibit 6.1 to the Registrant’s Current Report on Form 1-U (File No. 24R-00235) filed on December 9, 2021).

6.12**	Promissory Note dated as of December 28, 2021, by and among CPI Berlin I, LLC and HappyNest REIT, Inc (incorporated by reference to Exhibit 6.1 to the Registrant’s Current Report on Form 1-U (File No. 24R-00235) filed on December 29, 2021.

6.13**	Subscription Agreement made as of July 6, 2022, by and between HNR Rainbow I LLC and Rainbow Realty Group II LLC (incorporated by reference to Exhibit 6.1 to the Registrant's Current Report on Form 1-U (File No. 24R-00235) filed on July 12, 2022).

6.14**	Subscription Agreement made as of July 6, 2022, by and between HNR West Tech LLC and West Tech Industrial Property Investors LP (incorporated by reference to Exhibit 6.2 to the Registrant's Current Report on Form 1-U (File No. 24R-00235) filed on July 12, 2022).

6.15**	Subscription Agreement made as of July 18, 2022, by and between HNR Salem One LLC and Trevian Capital Debt Fund, LP (incorporated by reference to Exhibit 6.1 to the Registrant's Current Report on Form 1-U (File No. 24R-00235) filed on July 22, 2022).

6.16**	Subscription Agreement made as of August 12, 2022, by and between HNR Fleetwood LLC and Fleetwood 3MC, LLC (incorporated by reference to Exhibit 6.1 to the Registrant's Current Report on Form 1-U (File No. 24R-00235) filed on August 18, 2022).

6.17**	Real Estate Purchase Agreement made as of December 19, 2022, by and between CPI East Hampton I, LLC, CPI East Hampton II, LLC, and CPI East Hampton III, LLC (collectively "Seller"), and Weny Pat LLC ("Purchaser") (incorporated by reference to Exhibit 6.1 to the Registrant's Current Report on Form 1-U (File No. 24R-00235) filed on January 6, 2023).

6.18**	Addendum to Subscription Agreement made as of July 18, 2022, by and between HNR Salem One LLC and Trevian Capital Debt Fund, LP (incorporated by reference to Exhibit 6.1 to the Registrant's Current Report on Form 1-U (File No. 24R-00235) filed on July 31, 2023).

6.19**	Subscription Agreement made as of July 25, 2023 by and between HNR Cobb LLC and Cobb CC Industrial Property Investors LP (incorporated by reference to Exhibit 6.2 to the Registrant's Current Report on Form 1-U (File No. 24R-00235) filed on July 31, 2023).

*	Filed herewith.

**	Filed previously.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 28, 2023.

HappyNest REIT, Inc.

By:	/s/ Jesse Prince
	Name:	Jesse Prince
	Title:	Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary
(Principal Executive Officer, Principal Financing Officer and Principal Accounting Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer in the capacities and on the date indicated.

Signature	Title	Date

/s/ Jesse Prince	Chief Executive Officer, Chief Financial Officer, President, Treasurer, Secretary and Director	September 28, 2023
Jesse Prince	(Principal Executive Officer, Principal Financing Officer and Principal Accounting Officer)